Exhibit (a)(1)(iv)

[This form of Reminder of Deadline may be distributed on one or more occasions by Ultratech, Inc. to persons eligible to participate in the Ultratech, Inc. Offer to Exchange Certain Outstanding Stock Options.]

REMINDER OF DEADLINE

6:00 P.M. (Pacific Time) TUESDAY, OCTOBER 13, 2009

To All Employees Eligible to Participate in the Stock Option Exchange Offer:

Tuesday, October 13, 2009, 6:00 p.m. Pacific Time, is the deadline for you to tender any of your eligible stock options under the Ultratech, Inc. Offer to Exchange Certain Outstanding Stock Options (the “Offer”).

If you need another copy of the Offer Circular or the Election Form relating to the Offer, you should immediately contact Cherine Chan, our Assistant Controller, at cchan@ultratech.com or (408) 577-3306, or at the following address:

Cherine Chan

Assistant Controller

Ultratech, Inc.

3050 Zanker Road

San Jose, California 95134

Please be sure to allow at least five business days for Cherine to respond to your request.

You must submit your Election Form in accordance with the instructions contained in the Offer Circular and the Election Form. If you want to participate, we must actually receive your election by the deadline. We cannot accept late submissions, and therefore we urge you to respond immediately to avoid any last minute problems.

If you do not want to exchange any options in the Offer, please disregard this reminder. You don’t need to do anything.

This reminder is being distributed to all employees who are eligible (assuming they continue to satisfy the employment requirements described in the Offer Circular) to participate in the Offer. Therefore, you are receiving this notice even if you have previously filed your Election Form.